UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: February 14, 2007

COMCAM, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

1-15165	98-0208402
(Commission File Number)	(IRS Employer Identification Number)

Don Gilbreath, Chief Executive Officer

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380
(Address of principal executive offices)

(610) 436-8089
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

_____

On February 14, 2007, ComCam, Inc. ("Company") concluded an Asset Purchase Agreement ("Agreement") with HNI, LLC ("HNI") whereby it acquired US Patent 6,975,220 in consideration of one hundred and twenty five thousand dollars ($125,000) accepted in the form of a secured convertible debenture. The secured convertible debenture has a maturity date of one year and bears seven percent (7%) interest on the principal. HNI may elect to convert the principal and interest due into Company shares on the maturity date at thirty percent (30%) off the bid price at the time of conversion. The debenture also includes certain registration rights.

The decision to acquire US Patent 6,975,200 was based on the expectation that the technology embodied in the patent will enhance the command-and-control appliances and remote management services offered by the Company's wholly owned subsidiary ComCam International, Inc.

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ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

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The following exhibit is included:

Exhibit No.	Page No.	Description
10	3	Asset Purchase Agreement between the Company and HNI, LLC dated February 14, 2007.

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SIGNATURE

_____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ComCam, Inc.

Signature   **Date**

By: _/s/ Don Gilbreath_   February 14, 2007
Name: Don Gilbreath
Title: Chief   Executive   Officer

Exhibit 10

ASSET PURCHASE AGREEMENT

DATED AS OF FEBRUARY 14, 2007

BY AND BETWEEN

HNI, LLC

AND

COMCAM, INC.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "**Agreement**"), is made and entered into as of this 14th day of February, 2007, by and between **HNI, LLC**, a Connecticut limited liability company (the "**Seller**"), and **COMCAM, INC.**, a Delaware corporation (the "**Purchaser**"). Purchaser and Seller are sometimes collectively referred to herein as the "**Parties**" and individually as a "**Party**".

RECITALS

WHEREAS, Seller owns certain intellectual property assets, and Purchaser desires purchase such intellectual property assets upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the respective representations, warranties, covenants, and agreements herein contained, and intending to be legally bound, the Parties hereto agree as follows:

DEFINITIONS

Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in **Exhibit A** hereto (such meanings applicable to both the singular or plural forms of the terms so defined), and **Exhibit A** is hereby incorporated herein by reference.

SALE AND PURCHASE

Purchase and Sale of Assets. **Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 4.01 below), Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser, all of the Seller's right, title and interest in and to the intellectual property assets of Seller listed and described in** Schedule I **hereto, and any tangible embodiments of such intellectual property assets, including without limitation documentation, manuals, and demonstration cases (collectively, the "**Assets**"), subject, however, to Seller's rights set forth in Article VIII below.**

Excluded Assets. **Notwithstanding any other provision of this Agreement to the contrary, the Assets shall not include any assets of Seller not expressly set forth in Section 2.01 above, which shall remain the property of Seller, including without limitation:**

> **all cash on hand or on deposit; and**

> **all rights of Seller under this Agreement or any of the Ancillary Documents.**

Liabilities. **From and after the Closing, Purchaser shall assume and pay when legally due any and all liabilities, obligations and commitments relating to the Assets, except for those liabilities, obligations and commitments of Seller under this Agreement or any Ancillary Document.**

Subsequent Documentation. **At any time and from time to time after the Closing Date, Seller shall, upon the request of Purchaser, and Purchaser shall, upon the request of Seller, promptly execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, such further instruments and other documents, and perform or cause to be performed such further acts, as may be reasonably required to evidence or effectuate (a) the sale, conveyance, transfer, assignment, and delivery hereunder of any of the Assets, (b) the performance by the Parties of any of their other respective obligations under this Agreement, and (c) to carry out the purposes and intent of this Agreement, provided, however, that the expenses incurred by any such Party in complying with any such request shall be reimbursed by the requesting Party.**

CONSIDERATION

Note. **In consideration for the sale of the Assets, the Purchaser shall issue on the Closing Date to the Seller a certain convertible debenture in the original principal amount of $125,000.00, in the form of** Exhibit B **attached hereto and made a part hereof (the "Note"). Purchaser's obligations under the Note shall be secured by a certain Security Agreement executed by Purchaser in favor of Seller, in the form of** Exhibit C **attached hereto and made a part hereof (the "Security Agreement").**

Fair Consideration. **The Parties acknowledge and agree that the consideration provided for in this Article III represents fair consideration and reasonable equivalent value for the sale and transfer of the Assets, and the transactions, covenants, and agreements set forth in this Agreement, which consideration was agreed upon as the result of arm's-length good-faith negotiations among the Parties and their respective representatives.**

CLOSING

Closing. **The Closing of the transactions contemplated by this Agreement (the "Closing") shall be deemed to take place at the offices of Updike, Kelly & Spellacy, P.C., at One Century Tower, 265 Church Street, New Haven, Connecticut 06510, at 10:00 a.m. EST on February 14, 2007, concurrently with the execution and delivery of this Agreement and the other documents and agreements set forth in this Article IV or at such other place and time, or on such other date, as may be mutually agreed to by the Parties (the "Closing Date").**

Deliveries by Seller. **At the Closing, Seller shall have delivered to Purchaser the following agreements, documents and other items:**

> **a counterpart of the Bill of Sale and Assumption Agreement, in the form attached hereto as** Exhibit D **(the "Bill of Sale"), duly executed by Seller;**

> **a counterpart of the Intellectual Property Assignment and Assumption Agreement by and between Seller and Purchaser, in the**

form attached hereto as <u>Exhibit E</u> **(the "IP Agreement"), duly executed by Seller; and**

a counterpart of the Security Agreement, duly executed by Seller.

<u>Deliveries by Purchaser</u>. **At the Closing, Purchaser shall have delivered to Seller the following agreements, documents and other items:**

the Note, duly executed by Purchaser;

a counterpart of the Bill of Sale, duly executed by Purchaser;

a counterpart of the IP Agreement, duly executed by Purchaser; and

a counterpart of the Security Agreement, duly executed by Purchaser.

REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Seller represents and warrants to Purchaser as follows:

<u>Authorization of Transaction; Validity</u>. **Seller has all requisite limited liability company power and authority to enter into this Agreement and all applicable Ancillary Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all Ancillary Documents, and the performance of Purchaser's obligations hereunder and thereunder, have been duly authorized by all necessary limited liability company or other action on the part of Purchaser, and no other limited liability company or other proceedings on the part of Purchaser is necessary to authorize such execution, delivery and performance. This Agreement and the applicable Ancillary Documents have been duly executed and delivered by Purchaser, and this Agreement and the Ancillary Documents constitute Purchaser's valid and binding obligation, enforceable against Purchaser in accordance with its and their terms, subject to (i) the effect of applicable bankruptcy, insolvency, reorganization or moratorium, or other similar laws, statutes or rules of general application relating to, or affecting, the enforcement of creditors' rights generally, now or hereafter in effect, and (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.**

<u>Brokers' Fees</u>. **No broker, finder, or Person is entitled to any commission or finder's fee in connection with Seller's execution and delivery of this Agreement or the Ancillary Documents, or with the transactions contemplated hereby or thereby.**

<u>Disclaimer</u>. **EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH ABOVE, PURCHASER HEREBY ACKNOWLEDGES THAT SELLER IS NOT MAKING, AND SELLER HEREBY DISCLAIMS, ANY OTHER REPRESENTATION OR WARRANTY WITH RESPECT TO THE ASSETS, EXPRESS OR IMPLIED, INCLUDING WITHOUT**

LIMITATION, TITLE, WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT OF THE INTELLECUTAL PROPERTY RIGHTS OF THIRD PARTIES, AND SELLER IS SELLING AND ASSIGNING SUCH ASSETS TO PURCHASER "AS-IS" AND "WHERE-IS".

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Authorization of Transaction; Validity. **Purchaser has all requisite corporate power and authority to enter into this Agreement and all applicable Ancillary Documents and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all Ancillary Documents, and the performance of Purchaser's obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of Purchaser, and no other corporate or other proceedings on the part of Purchaser is necessary to authorize such execution, delivery and performance. This Agreement and the applicable Ancillary Documents have been duly executed and delivered by Purchaser, and this Agreement and the Ancillary Documents constitute Purchaser's valid and binding obligation, enforceable against Purchaser in accordance with its and their terms, subject to (i) the effect of applicable bankruptcy, insolvency, reorganization or moratorium, or other similar laws, statutes or rules of general application relating to, or affecting, the enforcement of creditors' rights generally, now or hereafter in effect, and (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.**

Consents and Approval. **The execution, delivery and performance of this Agreement and the Ancillary Documents by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby or thereby, will not require any notice to, or consent, authorization or approval, filing, or registration from, any court, governmental authority, private entity, or any other third party.**

No Conflicts. **The authorization, execution, delivery and performance of this Agreement and the other Ancillary Documents, the consummation of the transactions contemplated hereby and thereby, and the sale of the Assets, will not conflict with or result in a breach of or default under (or with due notice or lapse of time or both would result in a default under) any statute, law, rule, regulation, judgment, decree, writ, injunction, order or award of any arbitrator, court or governmental authority, or any agreement or instrument which is applicable to the Purchaser.**

Brokers' Fees. **No broker, finder, or Person is entitled to any commission or finder's fee in connection with Purchaser's execution and delivery of this Agreement and the Ancillary Documents, or with the transactions contemplated hereby or thereby.**

Valid Issuance.

The Note and the shares of the Purchaser's capital stock issuable upon the conversion of the Note (the "Conversion Stock"), when issued, sold and delivered in accordance with the terms of this Agreement and the Note, will be duly and validly issued, fully paid and nonassessable.

The issuance of the Note is exempt from the registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the "1933 Act") and the securities registration and qualification requirements of the currently effective provisions of the securities laws of applicable states.

The Note and the Conversion Stock, when issued, will be free of any liens, claims, encumbrances or restrictions on transfer other than restrictions on transfer under applicable laws.

INDEMNIFICATION

<u>Indemnification by Seller</u>. **Seller shall indemnify and hold harmless Purchaser and its successors, members, managers, employees, officers, directors, representatives, Affiliates and agents from and against any and all damages, losses, obligations, liabilities, claims, encumbrances, penalties, costs and expenses, including reasonable attorneys' fees (and costs and reasonable attorneys' fees in respect of any suit to enforce this provision) (each, an "Indemnity Loss"), arising from or relating to:**

any misrepresentation, breach of warranty or nonfulfillment of any of the representations, warranties, covenants or agreements of Seller in this Agreement, any of the Ancillary Documents, or any certificate, document, schedule, exhibit, or instrument executed in connection herewith or therewith;

any liability, cost or expense arising out of or relating to any claim by any Person for a broker's or finder's fee incurred as a result of any agreement or understanding of Seller with any Persons in connection with the transactions contemplated by this Agreement; and

any and all Proceedings, demands, assessments, audits or judgments arising out of any of the foregoing.

<u>Indemnification by Purchaser</u>. **Purchaser shall indemnify and hold harmless Seller and Seller's representatives, Affiliates and agents from and against any and all Indemnity Losses resulting from or relating to:**

any misrepresentation, breach of warranty or nonfulfillment of any of the representations, warranties, covenants or agreements of Purchaser in this Agreement, any of the Ancillary Documents, or any certificate, document, schedule, exhibit or instrument executed in connection herewith or therewith;

any damage, liability, obligation or commitment of any nature incurred by Seller, or due to third party claim, or relating to the Assets;

any and all Proceedings, demands, assessments, audits or judgments arising out of any of the foregoing.

Notice. If an indemnified Party (the "Claimant") believes that such Party has suffered or incurred any Indemnity Loss, it shall so notify the Party which the Claimant believes has an obligation to indemnify (the "Indemnifying Party") promptly in writing describing such loss or expense, the amount thereof, if known, and the method of computation of such loss or expense, all with reasonable particularity (the "Indemnification Notice"). If any action at Law, suit in equity, or administrative action is instituted by or against a third party with respect to which the Claimant intends to claim any liability or expense as an Indemnity Loss under this Article VII, it shall promptly notify the Indemnifying Party in writing of such action or suit describing such loss or expense, the amount thereof, if known, and the method of computation of such loss or expense, all with reasonable particularity (the "Litigation Notice") in lieu of an Indemnification Notice. To the extent failure to promptly notify the Indemnifying Party of such action or suit can reasonably be deemed to increase the liability or expense to the Claimant, the Indemnifying Party shall not be obligated to reimburse Claimant for the amount of such increase in liability or expense.

Defense of Claims. The Indemnifying Party shall have twenty (20) calendar days after receipt of the Litigation Notice to notify the Claimant that it acknowledges its obligation to indemnify and hold harmless the Claimant with respect to the Indemnity Loss set forth in the Litigation Notice and that it elects to conduct and control any legal or administrative action or suit with respect to an indemnifiable claim (the "Election Notice"). If the Indemnifying Party does not give the foregoing Election Notice, the Claimant shall have the right to defend, contest, settle, or compromise such action or suit in the exercise of Claimant's exclusive discretion; provided, however, that the right of Claimant to indemnification hereunder shall not be conclusively established thereby. If the Indemnifying Party gives the foregoing Election Notice, the Indemnifying Party shall have the right to undertake, conduct, and control, through counsel of its own choosing and at its sole expense, the conduct and settlement of such action or suit, and the Claimant shall cooperate with the Indemnifying Party in connection therewith; provided, however, that (a) the Indemnifying Party shall not thereby consent to the imposition of any injunction against the Claimant without the written consent of the Claimant, (b) the Indemnifying Party shall permit the Claimant to participate in such conduct or settlement through legal counsel chosen by the Claimant, except as provided in clause (c) below, (c) upon a final determination of such action or suit, the Indemnifying Party shall promptly reimburse the Claimant, to the extent required under this Article VII, for the full amount of any Indemnity Loss incurred by the Claimant, except fees and expenses of legal counsel that the

6

Claimant incurred after the assumption of the conduct and control of such action or suit by the Indemnifying Party in good faith, and (d) the Claimant shall have the right to pay or settle any such action or suit, <u>provided</u>, <u>however</u>, that in the event of such payment or settlement, the Claimant shall waive any right to indemnity therefor by the Indemnifying Party and no amount in respect thereof shall be claimed as an Indemnity Loss under this Article VII. In the event of a payment or settlement under this Section 7.04, the Claimant shall also reimburse the Indemnifying Party for fees and costs incurred by the Indemnifying Party prior to the payment or settlement.

<u>Payment of Losses</u>. The Indemnifying Party shall pay to the Claimant in cash the amount to which the Claimant may become entitled by reason of the provisions of this Article VII within fifteen (15) business days after such amount is finally determined either by mutual agreement of the parties or the date on which both such amount and Claimant's obligation to pay such amount have been determined by a final judgment of the trial court or administrative body having jurisdiction over such Proceeding.

ADDITIONAL RIGHTS

Until the stated date of maturity set forth in the Note, regardless of whether the Note has been sooner converted, the Purchaser shall not transfer, license, sell or assign any of the Assets (or any rights therein) without the prior written consent of the Seller, not to be unreasonably withheld or delayed, except for the granting of licenses in the ordinary course of business. Without limiting the foregoing, it shall not be deemed unreasonable for the Seller to withhold consent to any such sale or assignment to an Affiliate of the Purchaser (i) until Seller receives substantially similar securities in such Affiliate (including secured convertible notes and any capital stock issued or issuable thereon) in exchange for the securities in the Purchaser held by the Seller (including the Note and any capital stock issued or issuable thereon), (ii) unless Seller receives substantially similar rights from such Affiliate as Seller has from the Purchaser at the time of such assignment, and (iii) unless such Affiliate has substantially similar obligations to Seller as Purchaser has to the Seller at the time of such assignment.

MISCELLANEOUS

<u>Public Announcements</u>. Purchaser shall not make any public announcement of the transactions provided for in or contemplated by this Agreement or any of the Ancillary Documents without the prior written consent of Seller or as required by Purchaser's disclosure obligations under the Exchange Act of 1934, as amended.

<u>Costs and Expenses</u>. Except as otherwise expressly provided herein, each of the Parties shall bear all expenses and costs incurred by it in connection with this Agreement and the Ancillary Documents and the transactions contemplated by any of them, including, without limitation, the fees and disbursements of any legal counsel, independent accountants or any other Person or representative whose services have been used by such Party.

<u>Further Assurances</u>. **From and after the date of this Agreement, upon the reasonable request of any Party and without consideration, the other Party shall execute and deliver such agreements, instruments, documents and other writings and take any other actions as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Ancillary Documents. Subject to the terms and conditions of this Agreement and the Ancillary Documents, each Party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement and the Ancillary Documents.**

<u>Addresses for Notices, Etc.</u> **All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing, and delivery shall be deemed sufficient in all respects and to have been duly given as follows: (i) on the date of service if delivered personally; (ii) at the time of receipt of confirmation by the transmitting Party if by facsimile transmission; (iii) on the third (3rd) day after mailing if mailed by first-class mail return receipt requested, postage prepaid and properly addressed as set forth in this Section 9.03; or (iv) on the day after delivery to a nationally recognized overnight courier service during its business hours or the Express Mail service maintained by the United States Postal Service during its business hours for overnight delivery against receipt, and properly addressed as set forth in this Section 9.03:**

If to Purchaser, to:

     Comcam, Inc.

     Attn: Don Gilbreath

     1140 McDermott Drive, Suite 200

     West Chester, PA 19380

     Telephone: (610) 436-8089

     Facsimile: (610) 436-8079

If to Seller, to:

     HNI, LLC

     Attn: Thomas A. Conroy

     c/o Next Generation Ventures

     200 Corporate Place

     2nd Bldg., 3rd Floor

     Rocky Hill, CT 06067

     Telephone: (860) 257-4262

Facsimile: (860) 257-4525

With a copy to (which copy shall not constitute notice for the purposes of this Agreement):

Gregg J. Lallier
Updike, Kelly & Spellacy, P.C.
One Century Tower
265 Church Street
New Haven, CT 06510
Telephone: (203) 786-8313
Facsimile: (203) 772-2037

Any Party may change its address or other contact information for notice by giving notice to each other Party in accordance with the terms of this Section 9.03.

Headings. **The article, section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.**

Construction.

The Parties have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Documents, and, in the event of an ambiguity or a question of intent or a need for interpretation arises, this Agreement and the Ancillary Documents shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any of the Ancillary Documents.

Except as otherwise specifically provided in this Agreement or any of the Ancillary Documents (such as by "sole," "absolute discretion," "complete discretion", or words of similar import), if any provision of this Agreement or any of the Ancillary Documents requires or provides for the consent, waiver or approval of a Party, such consent, waiver or approval shall not be unreasonably withheld or delayed.

Nothing in the schedules or exhibits to this Agreement or any of the Ancillary Documents shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the schedule or exhibit identifies the exception with particularity and describes the relevant facts in reasonable detail.

The Parties acknowledge and agree that each breach of a covenant or agreement in this Agreement or any of the Ancillary Documents shall have independent significance.

Words of any gender used in this Agreement or any of the Ancillary Documents shall be held and construed to include any other gender; words in the singular shall be held to include the

plural and words in the plural shall be held to include the singular, unless and only to the extent the context indicates otherwise.

Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision.

"Hereunder," "hereof," "hereto," "herein," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular article, section or other provision hereof;

"Including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term.

"Or" is used in the inclusive sense of "and/or".

References to documents, instruments or agreements shall be deemed to refer as well to all addenda, appendices, exhibits, schedules or amendments thereto.

Severability. The invalidity or unenforceability of any provision of this Agreement or any of the Ancillary Documents shall in no way affect the validity or enforceability of any other provision of this Agreement or any of the Ancillary Documents.

Entire Agreement. This Agreement and the Ancillary Documents, including the Exhibits and Schedules referred to and incorporated by reference herein and therein that form a part of this Agreement and the Ancillary Documents, contain the entire understanding of the Parties with respect to the subject matter of this Agreement and the Ancillary Documents. There are no representations, promises, warranties, covenants or undertakings other than those expressly set forth in or provided for in this Agreement or the Ancillary Documents. This Agreement and the Ancillary Documents supersede all prior agreements and understandings among the Parties hereto with respect to the transactions contemplated by this Agreement and the Ancillary Documents.

Amendments and Waivers. No amendment, modification or change may be made to this Agreement or to any of the Ancillary Documents, except pursuant to a written instrument signed by each of the Parties hereto or thereto. Compliance with any covenant or provision of this Agreement or any of the Ancillary Documents may be waived if the Party benefiting from such covenant or provision shall specifically consent or agree thereto in a written instrument. Any waiver may be given subject to satisfaction of conditions stated therein, and any waiver shall be effective only in the specific instance and for the specific purpose for which given.

No Waiver; Cumulative Remedies. **No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The rights and remedies specified in this Agreement shall not be exclusive of any other right or remedy and shall be cumulative and in addition to every other right or remedy now or hereafter existing at Law or in equity or by statute or otherwise that may be available to any Party.**

Parties in Interest. **Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than Seller or Purchaser and their respective successors and permitted assigns.**

Successors and Assigns; Assignment; Binding Effect; Assignment. **This Agreement shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors and permitted assigns. Seller may, without any prior notice to or consent of Seller, assign or delegate, in whole or in part, its rights and duties under this Agreement and the Ancillary Documents. Except as expressly set forth herein, nothing in this Agreement shall confer any claim, right, interest or remedy on any Person (other than the Parties hereto) or inure to the benefit of any Person (other than the Parties hereto). Purchaser shall not assign its rights or obligations under this Agreement to any Person, except with the prior written consent of the Seller, and any assignment in contravention of the foregoing shall be null and void, and of no effect.**

Governing Law; Jurisdiction. **The internal Laws of the State of Connecticut shall govern the interpretation, construction and enforcement of this Agreement and the Ancillary Documents and all transactions and agreements contemplated by any of them, notwithstanding any state's choice of Law rules to the contrary. Each Party hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, any Ancillary Document or any agreements or transactions contemplated hereby or thereby may be brought in the courts of the State of Connecticut or of the United States of America located in the State of Connecticut and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.**

Waiver of Jury Trial. **EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR ANY OF THE ANCILLARY DOCUMENTS OR UNDER ANY AMENDMENT, CONSENT, WAIVER, INSTRUMENT, DOCUMENT, OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH ANY OF THEM OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE ANCILLARY DOCUMENTS. EACH PARTY AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.**

Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement (notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined), and it shall not be necessary when making proof of this Agreement or any counterpart thereof to account for any other counterpart, and the signature of any party to any counterpart shall be deemed to be a signature to and may be appended to any other counterpart. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or other electronic means is to be treated as an original document. The signature of any party on any such document, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or other electronic signature is to be re-executed in original form by the parties which executed the facsimile or other electronic signature. No party may raise the use of a facsimile machine or other electronic means, or the fact that any signature was transmitted through the use of a facsimile machine or other electronic means, as a defense to the enforcement of this Agreement.

Survival of Representations and Warranties. **Except as specifically set forth elsewhere in this Agreement, all representations and warranties made in this Agreement or in any of the Ancillary Documents (or any other certificate or instrument delivered in connection with any of them) shall indefinitely survive the execution and delivery of this Agreement and the Ancillary Documents, and the Closing. No investigation or review carried out by or on behalf of any Party shall impair the rights of that Party to rely upon those representations and warranties or to seek to enforce any remedies with respect to any breach or violation thereof.**

Captions. **The captions of the Articles and Sections of this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any provision of this Agreement.**

Schedules, Exhibits and Certificates. **All Schedules and Exhibits referred to herein form an integral part of this Agreement and shall be deemed to be part of this Agreement to the same extent as if set forth in the text of this Agreement. All statements contained in certificates and other instruments attached hereto or delivered or furnished on behalf of any Party hereto shall be deemed representations and warranties of that Party pursuant to this Agreement.**

[INTENTIONALLY LEFT BLANK - SIGNATURE PAGE FOLLOWS]

[**Signature Page to Asset Purchase Agreement**]

IN WITNESS WHEREOF, the Parties hereto have executed, or caused to be executed by their duly authorized representatives, this Agreement as of the date first above written.

COMCAM, INC.

By: /s/ Don Gilbreath

Its Chief Executive Officer

HNI, LLC
By: Next Generation Ventures, LLC
Its Member

By: /s/ Thomas A. Conroy
Thomas A. Conroy
Its Manager

Schedule I

Assets

1. Common law trademark rights to "Radia".

2. Patent No. 6,975,220, and the inventions and technology associated with such patent.

3. Software (inclusive trademark rights, patent rights, trade secret rights and copyrights therein) known as the "Radia Virtual Incident Responder System", and all accompanying brochures, manuals and materials thereto.

4. PLC Board specifications and design layout (inclusive trademark rights, patent rights, trade secret rights and copyrights therein).

Exhibit A

Definitions

"**Affiliate**" means any Person that directly or indirectly controls, is controlled by or is under common control with the applicable Person. As used in this definition, "control" (including, its correlative meanings "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of ten percent (10%) or more of outstanding voting securities or partnership or other ownership interests, by contract or otherwise).

"**Ancillary Documents**" means the Bill of Sale, the Note, the Security Agreement and the IP Agreement.

"**Governmental Entity**" means any court, government agency, department, commission, board, bureau or instrumentality of the United States, any local, county, state, federal or political subdivision thereof, or any foreign governmental entity of any kind.

"**Law**" means any local, county, state, federal, foreign or other law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

"**Person**" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, or unincorporated organization, or any governmental agency, officer, department, commission, board, bureau, or instrumentality thereof.

"**Proceeding**" means any action, arbitration, audit, hearing, investigation, litigation or suit.

Exhibit B

THIS DEBENTURE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO A SAFE HARBOR PROVISION OR EXEMPTION FROM REGISTRATION PURSUANT TO REGULATION D AND/OR SECTION 4(2) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMEMDED (THE "ACT") AND ARE RESTRICTED SECURITIES THAT MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED UNDER THE ACT, OR EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT. THE COMPANY WILL BE PROVIDED WITH AN OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH SAFE HARBORS OR EXEMPTIONS ARE AVAILABLE. FURTHER HEDGING TRANSACTION INVOLVING THE SECURITIES MAY NOT BE MADE EXCEPT IN COMPLIANCE WITH THE ACT.

SECURED DEBENTURE

ComCam, Inc.

7% Convertible Debenture

Due February 14, 2008 (the "Maturity Date")

No. 006 $125,000.00

This Debenture is issued by Comcam, Inc., a Delaware corporation (together with its successors and permitted assigns, the "Company"), to HNI, LLC (together with its permitted successors and assigns, the "Holder") pursuant to exemptions or safe harbors from registration under the Securities Act of 1933, as amended. This Debenture is being issued in consideration for the Holder's sale and assignment of certain assets to the Company pursuant to that certain Asset Purchase Agreement between the Company and Holder dated as of February 14, 2007 (as amended and in effect, the "Purchase Agreement").

The Company agrees to issue to Holder or any transferees of Holder from time to time a replacement note or notes in the form hereof and in such denominations as the Holder may request to facilitate such transfers and assignments permitted herein. In addition, the Company also agrees to issue a replacement note if this Debenture has been lost, stolen, mutilated or destroyed.

ARTICLE I.

Section 1.01 **Principal and Interest.** For value received on February 14, 2007 pursuant to the Purchase Agreement, the Company hereby promises to pay to the order of Holder in lawful money of the United States of America and in immediately available funds the principal sum of $125,000.00, together with interest on the unpaid principal of this Debenture at the rate of seven percent (7%) per year (computed on the basis of the 365-day year and the actual days elapsed), compounded annually, from the date of this Debenture until fully paid. At the Holder's option, the entire principal amount and all accrued interest shall be either (a) paid to the Holder on the Maturity Date of this Debenture (as set forth and defined above) or (b) converted in accordance with Section 1.02 below. Overdue principal and, to the extent permitted by applicable law, overdue interest and fees or any other amounts payable under this Debenture shall bear interest from and including the Maturity Date hereof until paid, compounded daily and payable on demand, at a rate per annum equal to twelve percent (12%) or the highest interest rate permitted by applicable law, whichever is lower. As security for the Company's obligations hereunder, the Company shall grant to the Holder a first priority security interest in certain property of the Company as set forth in that certain Security Agreement dated as of the date hereof between the Company and the Holder (as amended and in effect, the "Security Agreement").

Section 1.02 **Optional Conversion.** The Holder is entitled, at its option, to convert upon the Maturity Date or any time thereafter (in lieu of payment in cash of principal and interest pursuant to Section 1.01, all or any part of the principal amount of this Debenture, plus accrued interest, into shares (the "Conversion Shares") of the Company's common stock, par value $0.001 per share ("Common Stock"), at a price per share equal to thirty percent (30%) off the most recent closing bid price of the Common Stock (on an as converted basis if the most recent closing of a capital stock sale and issuance was for the sale and issuance of any class or series of Company's preferred stock) on the date that the Company receives notice of conversion (the "Conversion Price"), subject to adjustment pursuant to Section 4.01 below, provided, however, that the Holder shall be permitted to convert all or any part of the principal amount of this Debenture, plus accrued interest, into Conversion Shares prior to the Maturity Date upon (i) the liquidation, dissolution or winding-up of the Company, or (ii) any event pursuant to which the Company shall merge with any entity, any person/entity acquires all or substantially all of the assets of the Company, or any person/entity (other than an existing shareholder of the Holder) shall become the beneficial owner of greater than 50% of the Company's voting stock, or (iii) the consummation of a firm commitment underwritten public offering of shares of Common Stock registered under the Securities Act of 1933. To convert this Debenture, the Holder shall deliver written notice (the "Conversion Notice") thereof, such Conversion Notice containing such information necessary including amount of conversion and number of shares, to the Company at its address set forth herein. The date upon which the conversion shall be effective (the "Conversion Date") shall be deemed to be the date set forth in the Conversion Notice. The Conversion Shares shall be delivered to the Holder at the address indicated herein.

The Company is entitled, at its option, to convert, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of this Debenture, plus accrued interest, into Conversion Shares of the Company's Common Stock, at the Conversion Price, subject to adjustment pursuant to Section 4.01 below, provided, however, that until the Maturity Date the Company shall not have the option to convert this Debenture without the prior written consent of the Holder, not to be unreasonably withheld or delayed. To convert this Debenture, the Company shall deliver Conversion Notice thereof, such Conversion Notice containing such information necessary including amount of conversion and number of shares, to the Holder at its address set forth herein. The Conversion Date shall be deemed to be the date set forth in the Conversion Notice. The Conversion Shares shall be delivered to the Holder at the address indicated herein.

Upon the conversion of this Debenture and all accrued and unpaid interest hereon pursuant to this Section 1.02, no fractional shares or scrip representing fractional shares shall be issued. With respect to any fraction of a share called for upon the conversion of this Debenture or any portion hereof and all accrued and unpaid interest hereon, a cash amount equal to such fraction shall be paid to the Holder.

Section 1.03 **Reservation of Common Stock.** The Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Debenture, such number of shares of Common Stock as shall from time to time be sufficient to effect such conversion, based on the Conversion Price. If at any time the Company does not have a sufficient number of Conversion Shares authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of Common Stock.

Section 1.04 **Registration Rights.** The Company is obligated to register the resale of the Conversion Shares under the Securities Act of 1933, as amended, or provide Holder with an appropriate exemption from registration.

Section 1.05 **Interest Payments.** The interest so payable will be paid at the Maturity Date or Conversion Date of this Debenture to the person in whose name this Debenture is registered. At the time such interest is payable, the Holder, in its sole discretion, may elect to be paid interest in cash or in the form of Common Stock. If paid in Common Stock, the amount of stock to be issued shall be calculated in accordance with the formula and procedure set forth in Section 1.02 above.

ARTICLE II.

Section 2.01 **Amendments and Waiver of Default; Remedies.** This Debenture may be amended with the consent of Holder pursuant to Section 5.04. Without the consent of Holder, this Debenture may be amended to cure any ambiguity, defect or inconsistency, to provide assumption of the Company obligations to the Holder or to make any change that does not adversely affect the rights of the Holder. No right or remedy herein conferred upon or reserved to the Holder is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy. No delay or omission of the Holder to exercise any right or power accruing upon any Event of Default (as defined in Section 3.01 below) occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and every power and remedy given by this Debenture or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Holder. The Holder may waive any past Event of Default hereunder and its consequences, but no such waiver shall extend to any subsequent or other Event of Default or impair any right consequent thereon.

ARTICLE III.

Section 3.01 **Events of Default.** An "Event of Default" is defined as follows: (a) failure by the Company to pay amounts due hereunder within fifteen (15) days of the due date therefor, or failure of the Company to pay amounts due under the Purchase Agreement, Security Agreement, any other Ancillary Document (as defined by the Purchase Agreement) or any other agreement between the Holder and the Company on the due date therefor; (b) failure by the Company for thirty (30) days after notice to it to comply with any of its covenants and agreements in this Debenture, the Purchase Agreement, the Security Agreement, any other Ancillary Document (as defined in the Purchase Agreement), or any other agreement between the Holder and the Company, other than the non-payment failures which are covered by subsection (a) above and non-registration failures which are covered by subsection (d) below; (c) events of bankruptcy or insolvency; (d) a breach by the Company of its Registration Rights obligations under Section 1.04 of this Debenture which is not cured by the Company within ten (10) days after receipt of written notice thereof; or (e) any representation, warranty or statement of fact made by the Company in this Debenture, the Purchase Agreement, the Security Agreement, any other Ancillary Document (as defined by the Purchase Agreement) or any other agreement, schedule, confirmatory assignment or otherwise in connection with the transactions contemplated hereby shall when made or deemed made be false or misleading in any material respect. The Holder may not enforce this Debenture except as provided herein.

In each case where an Event of Default occurs (other than an Event of Default specified in subsection (c) above), the Holder, by notice to the Company, may, in its sole discretion, declare this Debenture plus all accrued and unpaid interest thereon to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable; provided that if an Event of Default specified in subsection (c) occurs, this Debenture plus all accrued and unpaid interest thereon shall become and be immediately due and payable without any declaration or other act on the part of the Holder.

Section 3.02 **Failure to Issue Unrestricted Common Stock.** As indicated above, a breach by the Company under its Registration Rights obligations under Section 1.04 shall be deemed an Event of Default, which if not cured with ten (10) days, shall entitle the Holder accelerated full payment of all debentures outstanding. The Company acknowledges that failure to honor a Notice of Conversion shall cause hardship to the Holder.

ARTICLE IV.

Section 4.01 **Anti-dilution.** In the event that the Company shall at any time subdivide or split-up the outstanding shares of Common Stock, or shall issue a stock dividend on the outstanding Common Stock, the Conversion Price in effect immediately prior to such subdivision or split-up, or the issuance of such dividend, shall be proportionately decreased, effective at the close of business on such date of such subdivision, split-up or dividend issuance; and, in the event that the Company shall at any time combine the outstanding shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall be proportionally increased, effective at the close of business on the date of such combination. In the event the Company shall propose to take any action of the types described above, the Company shall forward, at the same time and in the same manner, to the Holder of such notice, if any, which the Company shall give to the holders of capital stock of the Company. Whenever a Conversion Price shall be adjusted as provided in this Section 4.01, the Company shall prepare a statement showing the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Company shall cause a copy of such statement to be sent by mail, first class postage prepaid, to the Holder. Where appropriate, such copy may be given in advance and may be included as part of the notice required to be mailed under the above provisions.

ARTICLE V.

Section 5.01 **Notice.** Notices regarding this Debenture shall send to the parties at the following addresses, unless a party notifies the other parties, in writing, of a change of address:

If to the Company: Comcam, Inc.
                       1140 McDermott Drive Suite 200
                       West Chester, PA 19380
                       Telephone: (610) 436-8089
                       Facsimile: (610) 436-8079

If to the Holder: HNI, LLC
                      c/o Next Generation Ventures
                      200 Corporate Place, 2nd Bldg., 3rd Floor
                      Rocky Hill, CT 06067
                      Attn: Thomas A. Conroy
                      Telephone: (860) 257-4262
                      Facsimile: (860) 257-4525

                      With a copy to:

                      Updike, Kelly & Spellacy, P.C.
                      One Century Tower
                      265 Church Street
                      New Haven, CT 06510
                      Attn: Gregg J. Lallier
                      Telephone: (203) 786-8313
                      Facsimile: (203) 772-2037

All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Debenture shall be in writing, and delivery shall be deemed sufficient in all respects and to have been duly given as follows: (i) on the date of service if delivered personally; (ii) at the time of receipt of confirmation by the transmitting party if by facsimile transmission; (iii) on the third (3rd) day after mailing if mailed by first-class mail return receipt requested, postage prepaid and properly addressed as set forth in this Section 5.01; or (iv) on the day after delivery to a nationally recognized overnight courier service during its business hours or the Express Mail service maintained by the United States Postal Service during its business hours for overnight delivery against receipt, and properly addressed as

6

set forth in this Section 5.01.

Section 5.02 **Governing Law.** This Debenture shall be deemed to be made under and shall be construed in accordance with the laws of the State of Connecticut without giving effect to the principals of conflict of the laws thereof. Each of the parties consents to the jurisdiction of the U.S. District Court in the State of Connecticut in connection with any dispute arising under this debenture and hereby waives, to the maximum extent permitted by law, any objection, including the objection based on *forum non conveniens* to the bringing of any such proceeding in such jurisdictions.

Section 5.03 **Severability.** The invalidity of any of the provisions of this Debenture shall not invalidate or otherwise affect any of the other provisions of this Debenture, which shall remain in full force effect.

Section 5.04 **Entire Agreement and Amendments.** This Debenture, along with the Purchase Agreement, Security Agreement and other Ancillary Documents (as defined by the Purchase Agreement), represent the entire agreement between the parties hereto with respect to the subject matter hereof and there are no representations, warranties or commitments, except as set forth herein. This Debenture may be amended only by an instrument in writing executed by the parties hereto.

Section 5.05 **Assignment of Debenture.** Holder may assign, transfer, sell or otherwise dispose of its right, title or interest in this Debenture to any other person, without the prior written consent of the Company, in Holder's sole discretion. Company shall not assign its rights or obligations under this Debenture to any person or entity, except with the prior written consent of the Holder, and any assignment in contravention of the foregoing shall be null and void, and of no effect.

IN WITNESS WHEREOF, with the intent to legally bound hereby, the Company has executed this Debenture as of the date first written above.

COMCAM, INC.

By: /s/ Don Gilbreath

Name: Don Gilbreath

Title: President and Chief Executive

Exhibit C

SECURITY AGREEMENT

This **SECURITY AGREEMENT** (this "**Security Agreement**") is made as of February 14, 2007 by and between **COMCAM, INC.**, a Delaware corporation (the "**Debtor**"), and **HNI, LLC**, a Connecticut limited liability company, (the "**Secured Party**").

WHEREAS, pursuant to a certain Asset Purchase Agreement dated as of the date hereof (as amended and in effect, the "**Purchase Agreement**") between the Debtor and Secured Party, Secured Party sold to the Debtor certain assets in consideration for the issuance by the Debtor to the Secured Party of a certain convertible debenture in the original principal amount of $125,000 dated as of the date hereof (as amended and in effect, the "**Note**"); and

WHEREAS, in order to secure the obligations of the Debtor to the Secured Party arising under the Note, the Purchase Agreement and any other Ancillary Documents (as defined by the Purchase Agreement), the Debtor is to grant a security interest in certain of its assets pursuant to this Security Agreement;

NOW THEREFORE, in consideration of the mutual covenants contained herein, the Debtor and the Secured Party agree as follows:

1. Grant of Security Interest. **The Debtor hereby grants to the Secured Party a present and continuing first priority security interest in the Collateral (as defined below) to secure the Debtor's payment of the Obligations (as defined below) to the Secured Party.**
2. Definitions. **For the purposes of this Security Agreement, all terms shall have the meanings assigned to them below.**
   (a) **Unless otherwise specifically defined herein, all terms shall have the meanings set forth in the Uniform Commercial Code as adopted and in effect in the State of Delaware (the "UCC").**
   (b) **"Affiliate" means any Person that directly or indirectly controls, is controlled by or is under common control with the applicable Person. As used in this definition, "control" (including, its correlative meanings "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of ten percent (10%) or more of outstanding voting securities or partnership or other ownership interests, by contract or otherwise).**
   (c) **"Collateral" shall mean: all property of the Debtor listed and described on Schedule A attached hereto and any and all Accessions (as such term is defined in the UCC) and additions thereto,**

and any and all replacements and Proceeds (as such term is defined in the UCC), including Proceeds of insurance policies payable by reason of loss or damage to the foregoing, and any inventory of products incorporating any of the foregoing.

(d) "Event of Default" means an Event of Default under and as defined by the Note, or any breach of any Obligations.

(e) "Obligations" shall mean the obligations of the Debtor:

(i) to pay to the Secured Party all amounts due, or which may become due, to the Secured Party under the Note, the Purchase Agreement and any other Ancillary Documents; and

(ii) to reimburse the Secured Party, on demand, for all of the Secured Party's expenses and costs, including the reasonable fees and expenses of its counsel, in connection with any amendment, modification or enforcement of this Security Agreement and the documents required hereunder, including, without limitation, any commercially reasonable action to perfect or protect the Secured Party's interests in the Collateral, or any proceeding brought or threatened to enforce payment of any of the obligations referred to in the foregoing clauses (i) and (ii).

(f) "Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, or unincorporated organization, or any governmental agency, officer, department, commission, board, bureau, or instrumentality thereof.

3. Debtor's Representations and Warranties. **The Debtor hereby represents and warrants that:**

(a) **Debtor's exact legal name is as set forth in the first paragraph of this Security Agreement. Debtor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware (the "Debtor's State").**

(b) **The closing and consummation of the transactions contemplated by the Purchase Agreement shall not create, and immediately after the such closing and consummations there are not, any liens, security interests or other encumbrances against any of the Collateral.**

(c) **All of the representations and warranties of the Debtor set forth in the Purchase Agreement are true and correct in all respects as of the date hereof.**

4. Covenants of Debtor. **The Debtor hereby agrees and covenants that:**

(a) **The Debtor will defend the Collateral against all claims and demands of all Persons; it will maintain and protect its rights in the Collateral (including without limitation taking and making any and all reasonably necessary actions and filings concerning the Collateral, including without limitation, actions against infringing third parties and filings and proceedings with the U.S. Patent & Trademark Office and U.S. Copyright Office); it will maintain and protect its rights in the Collateral; it will keep the Collateral in good order and repair; and it will not waste or destroy or abandon the Collateral or any part thereof, nor conduct any actions or fail to conduct any actions which may be deemed as Debtor abandoning any Collateral.**

(b)   The Debtor shall not transfer, license, sell or assign any of the Collateral (or any rights therein) without the prior written consent of the Secured Party, not to be unreasonably withheld or delayed, except for the granting of licenses in the ordinary course of business.   Without limiting the foregoing, it shall not be deemed unreasonable for the Secured Party to withhold consent to any such sale or assignment to an Affiliate of the Debtor (i) until Secured Party receives substantially similar securities in such Affiliate (including secured convertible notes and any capital stock issued or issuable thereon) in exchange for the securities in the Debtor held by the Secured Party (including the Note and any capital stock issued or issuable thereon), (ii) unless Secured Party receives substantially similar rights from such Affiliate as Secured Party has from the Debtor at the time of such assignment, and (iii) unless such Affiliate has substantially similar obligations to Secured Party as Debtor has to the Secured Party at the time of such assignment.

(c)   The Debtor will execute and deliver to the Secured Party, at such times and in such form and containing such terms as Secured Party may require, evidences of all or any part of the Obligations and such certificates of title and other instruments as the Secured Party may reasonably deem necessary or desirable to protect, perfect and preserve the security interest in the Collateral created herein.   Furthermore, the Debtor irrevocably appoints the Secured Party as its attorney-in-fact, and empowers the Secured Party, to make, execute and deliver any of the instruments or documents provided for in this Security Agreement in its name and on its behalf, such appointment to be coupled with an interest.

(d)   The Debtor will pay promptly when due all taxes and assessments upon the Collateral or upon the Note, or any other note or notes evidencing the Obligations.

(e)   The Debtor will not change its name, the location of its office, the Collateral or the records pertaining thereto, or its jurisdiction of incorporation from the Debtor's State; without, in each case, giving the Secured Party at least thirty (30) days' prior written notice in which it sets forth the changed or amended information or actions to be taken and the date on which such change or action shall be effective.

(f)   From time to time, the Debtor will execute and deliver, or will cause to be executed and delivered, to the Secured Party such additional documents and will provide such additional information as the Secured Party may reasonably request to carry out the terms hereof.

(g)   The Debtor will not assert against the Secured Party any claim or defense that it may have against any seller of Collateral or any other Person with respect to the Collateral with the exception of a claim relating to the Secured Party's title to the Collateral.

(h)   The Debtor will indemnify and hold the Secured Party harmless from and against any loss, liability, damage, cost and expense (including without limitation reasonable attorneys' fees) whatsoever arising from the Debtor's use, operation, ownership or possession of the Collateral.

(i)   The Debtor will promptly notify the Secured Party of any event causing material loss, theft, damage or destruction of the Collateral and the amount thereof.

5.   Secured Party's Rights.

(a)   **The Secured Party may at any time and from time to time, at Debtor's expense, file financing statements, continuation statements and amendments thereto that describe the Collateral, or words of similar effect and that contain any other information required by the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including without limitation whether the Debtor is an organization, the type of organization and any tax or organization identification number issued to the Debtor. The Debtor agrees to furnish any such information to the Secured Party promptly upon request. Debtor specifically authorizes the Secured Party to file such financing statements, continuations or amendments without the signature of the Debtor, and any such financing statements, continuation statements or amendments may be signed, if so required, by the Secured Party on behalf of the Debtor, and may be filed at any time in any jurisdiction as necessary. The Debtor hereby irrevocably appoints the Secured Party, through any of its chosen agents or designees, as Debtor's attorney-in-fact, coupled with an interest, for the purposes hereof.**

(b)   **The Debtor shall at any time and from time to time, at Debtor's expense, take such steps as the Secured Party may reasonably request for the Secured Party (i) to obtain possession of all or any portion of the Collateral in order to perfect its security interest therein in addition to the filing of a financing statement and (ii) otherwise to ensure the continued perfection and priority of the Secured Party's security interest in any of the Collateral and of the preservation of its rights therein.**

(c)   **At any time at least ten (10) days after notice to Debtor, the Secured Party may at its option discharge taxes, liens or security interests or other encumbrances at any time levied against or placed on the Collateral, pay for insurance on the Collateral, unless any such taxes or liens are being contested in good faith and the Debtor has reserved adequate amounts on its books for the discharge of such taxes or liens; and the Secured Party may, at its option, pay for the maintenance, preservation and collection of the Collateral. The Debtor agrees to reimburse the Secured Party on demand for any payments made or any expenses incurred by the Secured Party pursuant to this Section (including without limitation reasonable attorneys' fees), and such amounts extended pursuant to this Section shall be added to the Obligations.**

6.   Debtor's Rights. **Except as provided in Section 5(b) hereof, the Debtor may have possession of the Collateral and may use it in any lawful manner that does not breach the terms and conditions of this Security Agreement, the Note or any other Ancillary Document unless or until an Event of Default shall occur.**

7.   Remedies on Default or Event of Default.

(a)   **Upon any Event of Default, and upon demand from the Secured Party thereafter, the Debtor shall immediately assemble the Collateral and make it available to the Secured Party at the place and** time designated in said demand. The Secured Party shall be entitled to immediate possession of the Collateral and the Secured Party may enter any premises where any Collateral may be located for the purpose of assembling or taking possession of and removing same, or otherwise dispose of the Collateral or any part thereof, either at public or private sale acceptable to the Secured Party, all at the Secured Party's sole option and as it, in its sole discretion, may deem advisable; and the Secured Party may bid or become purchaser at any such sale, free from any right of redemption which is hereby expressly waived by the Debtor. Until sale thereof, the Secured Party may store the Collateral on the premises where it is located when seized, and if said premises are the property of the Debtor, the Debtor agrees not to charge the Secured Party for storage thereof. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold in a recognized market, the Secured Party will give the Debtor reasonable notice of time and place of any public sale or the time after which any private sale or other intended disposition will be made. The requirement of reasonable notice shall be met if such notice is delivered to the Debtor at least five (5) days before the time of the sale or disposition.

(b) The net cash proceeds resulting from the collection, liquidation, sale or other disposition of the Collateral shall be applied (i) first to the expenses (including all attorneys' fees) of preparing for sale, storing, processing, selling, collecting or liquidating the Collateral and the like; and (ii) then to the satisfaction of the Obligations, with application as to particular Obligations or against principal or interest under the Obligations to be in the Secured Party's sole discretion. The Debtor shall be liable to the Secured Party and shall pay to the Secured Party on demand any deficiency which may remain after such sale, disposition, collection or liquidation of Collateral, and the Secured Party in turn agrees to remit to the Debtor, or other such Persons as their interests may appear, any surplus remaining after all such liabilities have been paid in full.

(c) To facilitate the exercise by the Secured Party of the rights and remedies set forth in this Section, the Debtor hereby irrevocably appoints the Secured Party or any other Person whom the Secured Party may designate, as attorney-in-fact for the Debtor, coupled with an interest, at the Debtor's expense, (i) to exercise all or any of the foregoing powers, and other powers incidental to the foregoing, and (ii) to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Security Agreement.

(d) In the event that the Secured Party seeks to take possession of any or all Collateral by court process, Debtor hereby irrevocably waives any bonds and any surety or security relating thereto required by any statute, court rule or otherwise as an incident to such possession, and waives any demand for possession prior to the commencement of any suit or action to recover with respect thereto and waives the right to demand a jury in any action in which the Secured Party is a party.

8. Attorneys' Fees, etc. **Upon any Event of Default, the Secured Party's reasonable attorneys' fees and other expenses for pursuing, searching for, receiving, taking, keeping, storing, advertising and selling the Collateral shall be chargeable to the Debtor.**

9. Other Rights. **In addition to all rights and remedies**

herein, upon any Event of Default, the Secured Party shall have such other rights and remedies as are set forth in the UCC.

10. Commercial Transactions. **THE DEBTOR ACKNOWLEDGES THAT THE TRANSACTIONS TO WHICH THIS SECURITY AGREEMENT RELATES ARE COMMERCIAL TRANSACTIONS. THE DEBTOR HEREBY VOLUNTARILY AND KNOWINGLY WAIVES ITS RIGHTS TO NOTICE AND HEARING UNDER CHAPTER 903a OF THE CONNECTICUT GENERAL STATUTES, AS AMENDED AND IN EFFECT ON THE DATE HEREOF, OR AS OTHERWISE ALLOWED BY ANY STATE OR FEDERAL LAW OR PROCEDURAL RULE WITH RESPECT TO ANY PREJUDGMENT REMEDY OR OTHER RIGHT OR REMEDY THAT THE SECURED PARTY MAY ELECT TO USE OF WHICH IT MAY AVAIL ITSELF. THE DEBTOR FURTHER WAIVES, TO THE GREATEST EXTENT PERMITTED BY LAW, THE BENEFITS OF ALL PRESENT AND FUTURE VALUATION, APPRAISEMENT, EXEMPTION, STAY, REDEMPTION AND MORATORIUM LAWS. THE DEBTOR FURTHER WAIVES ANY REQUIREMENT THAT THE SECURED PARTY OBTAIN A BOND OR OTHER SIMILAR DEVICE IN CONNECTION WITH THE EXERCISE OF ANY REMEDY OR THE ENFORCEMENT OF ANY RIGHT HEREUNDER.**

11. Waiver of Jury Trial. **EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS SECURITY AGREEMENT OR UNDER ANY AMENDMENT, CONSENT, WAIVER, INSTRUMENT, DOCUMENT, OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH ANY OF THEM OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS SECURITY AGREEMENT. EACH PARTY AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.**

12. Enforcement by the Secured Party. **The Secured Party shall have the right at all times to enforce the provisions of this Security Agreement and all other agreements, documents and instruments required hereunder in strict accordance with their terms, notwithstanding any conduct or custom on the part of the Secured Party in refraining from doing so at any time or times. The failure of the Secured Party at any time to enforce any rights under such provisions strictly in accordance with the same shall not be construed as having created a custom in any way or manner contrary to the specific provisions of this Security Agreement or as having in any way or manner modified or waived the same. All rights and remedies of the Secured Party are cumulative and the exercise of any one right or remedy shall not be deemed to waive or release any other right or remedy. Without limiting the generality of the foregoing, the Secured Party shall have the right to exercise any available remedy to recover any amount due and payable hereunder without regard to whether any other amount is due and payable and the Secured Party shall have the right to foreclose any mortgage or security interest or proceed under any guaranty or other agreement pertaining to the Obligations without also being required to foreclose any other mortgage or security interest or proceed against any other guaranty or agreement and without thereby waiving or prejudicing its right to foreclose any other such mortgage or security interest or proceed under any other such guaranty or agreement or impairing any of its rights thereunder.**

13. Notices. **Any notice or consent required or permitted by this Security Agreement shall be delivered and deemed received pursuant to the notice provisions of the Purchase Agreement.**

14. Miscellaneous.

(a)   The Secured Party may assign, transfer and deliver its interest in the Collateral and thereby vest in the assignee all rights and powers given to the Secured Party under this Security Agreement and the Secured Party shall thereafter be relieved and fully discharged from any liability or responsibility to the Debtor in respect to this Security Agreement.

(b)   This Security Agreement shall be binding upon and inure to the benefit of the representatives, successors and permitted assigns of the Debtor and the Secured Party. If there is more than one Debtor, the Obligations shall be joint and several. This Security Agreement shall become effective when signed by the Debtor. The Debtor may not assign its rights or obligations hereunder. Debtor shall not assign its rights or obligations under this Security Agreement to any Person, except with the prior written consent of the Secured Party, and any assignment in contravention of the foregoing shall be null and void, and of no effect.

(c)   This Security Agreement and the security interest created hereby shall be governed by the substantive law of the State of Connecticut without regard to principles of conflicts of laws. Each party hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, any Ancillary Document or any agreements or transactions contemplated hereby or thereby may be brought in the courts of the State of Connecticut or of the United States of America located in the State of Connecticut and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

(d)   The Debtor hereby waives demand presentment and notice of nonpayment with respect to any note or contract representing all or any part of the Obligations (including without limitation the Note). The Debtor also waives its rights, if any, under Section 9-208 of the UCC.

(e)   In case any one or more of the provisions contained in this Security Agreement, or any of the documents or agreements contemplated hereby, should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein, or therein, shall not be in any way affected or impaired thereby.

(f)   The representations and warranties made herein shall survive the Closing Date (as defined by the Purchase Agreement) and any investigation made by the Secured Party. All statements contained in any certificate or other instrument delivered by the Debtor pursuant to this Security Agreement or in connection with the transactions contemplated by the Purchase Agreement shall constitute representations and warranties by the Debtor under this Security Agreement. All agreements contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

(g)   This Security Agreement (including the Schedules and Exhibits hereto) and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and supersede all prior arrangements or understandings with respect thereto. Except as otherwise expressly provided herein, neither this Security Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the Debtor and the Secured Party.

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(h)   This Security Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement (notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined), and it shall not be necessary when making proof of this Security Agreement or any counterpart thereof to account for any other counterpart, and the signature of any party to any counterpart shall be deemed to be a signature to and may be appended to any other counterpart.   For purposes of this Security Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or other electronic means is to be treated as an original document.   The signature of any party on any such document, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.   At the request of any party, any facsimile or other electronic signature is to be re-executed in original form by the parties which executed the facsimile or other electronic signature.   No party may raise the use of a facsimile machine or other electronic means, or the fact that any signature was transmitted through the use of a facsimile machine or other electronic means, as a defense to the enforcement of this Security Agreement.

(i)   In this Security Agreement, unless a clear intention appears otherwise: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Security Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any law means such law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (vi) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Security Agreement as a whole and not to any particular Section or other provision hereof; (vii) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (viii) "or" is used in the inclusive sense of "and/or"; (ix) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; (xi) article and section headings herein are for convenience only and shall not affect the construction hereof; and (xii) references to any sections of this Security Agreement shall include every subsection thereof unless otherwise expressly excluded.

IN WITNESS WHEREOF, the foregoing Security Agreement is signed and delivered on the date first set forth above.

COMCAM, INC.

By: <u>/s/ Don Gilbreath</u>

    Don Gilbreath

Its Chief Executive Officer

HNI, LLC

By: Next Generation Ventures, LLC

    Its Member

By: <u>/s/ Thomas A. Conroy</u>

    Thomas A. Conroy

    Its Manager

SCHEDULE A

COLLATERAL

The Collateral means the following properties, assets and rights of the Debtor, and all improvements, modifications, enhancements and derivatives thereof, including all intellectual property rights therein:

1. Common law trademark rights to "Radia".

2. Patent No. 6,975,220, and the inventions and technology associated with such patent.

3. Software (inclusive trademark rights, patent rights, trade secret rights and copyrights therein) known as the "Radia Virtual Incident Responder System", and all accompanying brochures, manuals and materials thereto.

4. PLC Board specifications and design layout (inclusive trademark rights, patent rights, trade secret rights and copyrights therein).

5. All tangible embodiments of the foregoing, including documentation, manuals, and demonstration cases.

Exhibit D

BILL OF SALE AND ASSUMPTION AGREEMENT

Effective as of February 14, 2007, **HNI, LLC**, a Connecticut limited liability company (the "**Seller**"), for good and valuable consideration and pursuant to that certain Asset Purchase Agreement dated as of the date hereof (the "**Purchase Agreement**"), between the Seller and **COMCAM, INC.**, a Delaware corporation (the "**Purchaser**"), hereby sells, assigns, transfers, conveys and delivers to Purchaser all of Seller's right, title and interest in all of the Assets (as defined by the Purchase Agreement).

TO HAVE AND TO HOLD all such Assets unto Purchaser and its successors and assigns to and for its use forever.

Purchaser hereby assumes when legally due any and all liabilities, obligations and commitments relating to the Assets, except for those liabilities, obligations and commitments of Seller under the Purchase Agreement or any Ancillary Document (as defined by the Purchase Agreement).

This Bill of Sale is delivered pursuant to the Purchase Agreement and shall be construed consistently with the Purchase Agreement.

IN WITNESS WHEREOF, Seller and Buyer has executed and delivered this Bill of Sale and Assumption Agreement effective as of the date first above written.

```
HNI, LLC
```
By: Next Generation Ventures, LLC
    Its Member

By: /s/ Thomas A. Conroy
    Thomas A. Conroy
    Its Manager

```
COMCAM, INC.
```

By: /s/ Don Gilbreath
    Don Gilbreath
      Its Chief Executive Officer

INTELLECTUAL PROPERTY ASSIGNMENT AND ASSUMPTION AGREEMENT

This **INTELLECTUAL PROPERTY ASSIGNMENT AND ASSUMPTION AGREEMENT** dated as of February 14, 2007 (this "**Agreement**") is made by and between **HNI, LLC**, a Connecticut limited liability company (the "**Assignor**") and **COMCAM, INC.**, a Delaware corporation (the "**Assignee**").

WHEREAS, Assignee and Assignor have entered into an Asset Purchase Agreement (as amended and in effect, the "**Purchase Agreement**") dated as of the date hereof, pursuant to which, Assignee is to acquire certain intellectual property assets owned or held by Assignor.

NOW, THEREFORE, for good and valuable consideration paid pursuant to the terms and conditions of the Purchase Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   **Assignment.** Assignor hereby transfers and assigns to Assignee, pursuant to the terms of the Purchase Agreement, all of its rights in and to such intellectual property assets listed on **Exhibit A** hereto, and goodwill associated therewith (collectively, the "**Assigned IP Rights**").

2.   **Assumption.**   Assignee hereby assumes when legally due any and all liabilities, obligations and commitments relating to the Assigned IP Assets, except for those liabilities, obligations and commitments of Assignor under the Purchase Agreement or any Ancillary Document (as defined by the Purchase Agreement).

3.   **Governing Law.** This Agreement shall be governed in all respects by the laws of the State of Connecticut, without giving effect to any choice of law or conflict of law provisions or rules. Each party hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby or thereby may be brought in the courts of the State of Connecticut or of the United States of America located in the State of Connecticut and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

[INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

[*Signature Page to Intellectual Property Assignment and Assumption Agreement*]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

Exhibit A attached hereto and made a part hereof.

ASSIGNOR

HNI, LLC

By: Next Generation Ventures, LLC
Its Member

By: /s/ Thomas A. Conroy
Name: Thomas A. Conroy
Title: Manager

STATE OF CONNECTICUT)
) ss: _________
COUNTY OF HARTFORD)

On this the 30th day of January, 2007, before me, the undersigned officer, personally appeared Thomas A. Conroy, known to me (or satisfactorily proven) to be the Manager of HNI, LLC, a Connecticut limited liability company, and acknowledged that he executed the same for the purposes therein contained as his free act and deed as such officer and the free act and deed of said company.

In Witness Whereof I hereunto set my hand.

/s/ Jeanne V. P. Woods

Notary Public Jeanne V. P Woods

Seal: MY COMMISSION EXPIRES AUGUST 31, 2008

Seal:

ASSIGNEE

COMCAM, INC.

By: <u>/s/ Don Gilbreath</u>
Name: Don Gilbreath
Title: Chief Executive Officer

EXHIBIT A

1.   Common law trademark rights to "Radia".

2.   Patent No. 6,975,220, and the inventions and technology associated with such patent.

3.   Software (inclusive trademark rights, patent rights, trade secret rights and copyrights therein) known as the "Radia Virtual Incident Responder System", and all accompanying brochures, manuals and materials thereto.

4.   PLC Board specifications and design layout (inclusive trademark rights, patent rights, trade secret rights and copyrights therein).